For the semi-annual period ended August 31, 2006.
File number 811-09805
Strategic Partners Opportunity Funds


SUB-ITEM 77D-3

Strategic Partners Opportunity Funds

Strategic Partners New Era Growth Fund

Supplement dated July 24, 2006
to
Prospectus dated May 31, 2006

The Board of Trustees of Strategic Partners Opportunity Funds recently approved the submission of a reorganization proposal to shareholders of the Strategic Partners New Era Growth Fund (the Fund). The proposal is to approve or disapprove a Plan of Reorganization under which the Fund would ransfer all of its assets to, and all of its liabilities would be assumed by, Jennison U.S. Emerging Growth Fund, Inc. If approved, each whole and ractional share of each class of the Fund would be exchanged for whole and fractional shares of equal net asset value of the same class of the Jennison U.S. Emerging Growth Fund, Inc. Outstanding shares of the Fund would be cancelled and the Fund would subsequently be liquidated. Shareholders are expected to vote on the proposals at shareholder meetings expected to be held on or about November 30, 2006.

LR0065